SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period July 25, 2002 to August 5, 2002

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]            Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [  ] No [X]

SIGNATURES
PRESS RELEASE

Explanatory Note

Attached is:

1.     Press Release, released publicly on August 1, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
	Name: Title:	Robert C. Aldworth Chief Financial Officer

Dated: August 5, 2002